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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Mercantile Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $1.25 Per Share
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                         (Title of Class of Securities)

                                    58734P105
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                                 (CUSIP Number)

                                 Dennis M. Prock
                                8010 Estero Blvd.
                            Ft Myers Beach, FL 33931
                                  239-463-4150

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                January 16, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   58734P105

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     1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).
         Dennis M. Prock
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     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
               ----------------------------------------------------------------

         (b)   X
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     3.  SEC Use Only

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     4.  Source of Funds (See Instructions)
         PF
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     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)

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     6.  Citizenship or Place of Organization        United States


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Number of         7. Sole Voting Power                    120,450
Shares            -------------------------------------------------------------
Beneficially
Owned by Each     8. Shared Voting Power                  -0-
Reporting         -------------------------------------------------------------
Person With:
                  9. Sole Dispositive Power               120,450

                  -------------------------------------------------------------

                  10. Shared Dispositive Power            -0-

                  -------------------------------------------------------------

    11.  Aggregate Amount Beneficially Owned by Each Reporting Person   120,450
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    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)
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    13.  Percent of Class Represented by Amount in Row (11)           6.1%
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    14.  Type of Reporting Person (See Instructions)                    IN




                                       2


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INTRODUCTION.

         This statement on Schedule 13D relates to shares of common stock, par value $1.25 per share (the "Shares"), of Mercantile Bancorp, Inc. (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Person to report the acquisition of Shares, as a result of which the Reporting Person may be deemed to be the beneficial owner of more than 5% of the outstanding Shares.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 440 Maine Street, Quincy, IL 62301.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Name: Dennis M. Prock;

         (b) Address: 8010 Estero Blvd., Ft Myers Beach, FL 33931

         (c) Semi-retired investor;

         (d) Prior Criminal Convictions:  None;

         (e) Prior Civil Proceedings with Respect to Federal or State Securities
             Laws:  None;

         (f) Citizenship: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Source: personal funds

         Amount:  $3,757,703

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of securities of the Issuer was for investment purposes. The Reporting Person may from time to time seek to buy or sell the shares of Common Stock based on his evaluation of the Issuer and upon other factors, including but not limited to, general economic, business and stock market conditions.

         The Reporting Person does not currently have any plans or proposals that relate to or would result in: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on March 31, 2005, the Reporting Person beneficially owned an aggregate of 120,450 shares of Common Stock, which constituted approximately 6.1 percent of the outstanding Common Stock of the Issuer on March 31, 2005.



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         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) There have been no transactions effected during the past 60 days by the Reporting Person with respect to this class of securities.

         (d) Not applicable

         (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     July 29, 2005                               /s/ Dennis M. Prock
------------------------                  -------------------------------------
Date                                      Signature

                                                   Dennis M. Prock
                                          -------------------------------------
                                          Name



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